# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Magnum Ice Cream Co N.V., CIK 0002071668
CUSIP: N5505D105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Reguliersdwarsstraat 63, Amsterdam, Netherlands (P7), BK
Date of event which requires filing of this statement: 12/04/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000217410

## Reporting persons
- UNILEVER PLC: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); sole voting power 121,533,558; shared voting power 0; sole dispositive power 121,533,558; shared dispositive power 0; aggregate amount beneficially owned 121,533,558 (19.85% of the class)

## Item 1. Issuer
Name of issuer: Magnum Ice Cream Co N.V.
Address of issuer's principal executive offices: Reguliersdwarsstraat 63, Amsterdam, P7 1017 BK

## Item 2. Person Filing
Name of person filing: UNILEVER PLC
Address of principal business office or, if none, residence: Unilever House, Blackfriars, London, England EC4P 4BQ
Citizenship: X0

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 121,533,558
Percent of class: 19.85%
Sole power to vote or to direct the vote: 121,533,558
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 121,533,558
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- UNILEVER PLC: /s/ M Varsellona, M Varsellona, Chief Legal Officer and Group Secretary (02/10/2026)